Exhibit 99.1 Pagaya Announces Pricing of 7,500,000 Class A Ordinary Shares New York, NY – March 14, 2024 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya,” the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced that it has priced an underwritten public offering (the “Offering”) of 7,500,000 Class A ordinary shares, no par value (“Class A Ordinary Shares”) at a public offering price of $12.70. The Company granted the underwriters a 30-day option to purchase up to 1,125,000 additional Class A Ordinary Shares. The gross proceeds to the Company from the Offering are expected to be approximately $95 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for general corporate purposes and to support future growth, which may include working capital expenses and associated investments. The Offering is expected to close on March 18, 2024, subject to market and other conditions. Citigroup and Jefferies are active joint book-running managers of the Offering. Keefe, Bruyette & Woods, A Stifel Company is a book-runner of the Offering. B. Riley Securities and The Benchmark Company are acting as co-managers of the Offering. The Offering is being made pursuant to an effective shelf registration statement on Form F-3, filed with the Securities and Exchange Commission (“SEC”) on October 4, 2023, with an effective date of October 16, 2023. The Offering will be made only by means of a prospectus supplement and the accompanying prospectus. A preliminary prospectus supplement was filed with the SEC on March 13, 2024. The final prospectus supplement relating to and describing the terms of the Offering will be filed with the SEC and will be available on the SEC’s website. Before investing, prospective investors should read the prospectus, the prospectus supplement and the documents incorporated by reference therein for more complete information about the Company and the Offering. These documents may be obtained for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus, when available, may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or from Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. About Pagaya Technologies Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. Cautionary Note About Forward-Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,”

“strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on the Company’s current beliefs and expectations. Such forward-looking statements include, but are not limited to, statements relating to the offering, including the timing and size of the offering and the anticipated use of proceeds therefrom and the grant of the underwriters’ 30-day option to purchase additional shares. Actual results may differ from those set forth in this press release due to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed public offering and the other risks and uncertainties described in the Company’s filings with the SEC, included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F and any subsequent filings with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements reflect the Company’s views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements made as of the date hereof reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward- looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement, which is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors & Analysts ir@pagaya.com Media & Press press@pagaya.com